UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Human Pheromone Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44485Q203

(CUSIP Number)

Copies to:

Larry H. Schatz 152 W. 57th Street 31st Floor New York, New York 10019 (212) 554-0452	Joel M. Handel, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, New York 10022 (212) 895-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44485Q203	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS: Larry H. Schatz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 300,000 shares
8. SHARED VOTING POWER -0- shares
9. SOLE DISPOSITIVE POWER 300,000 shares
10. SHARED DISPOSITIVE POWER -0- shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.225%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 44485Q203	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

The title of the equity securities to which this statement relates is Common Stock (the “Issuer Common Stock”), of Human Pheromone Sciences, Inc., a California corporation (the “Issuer”). The principal executive office of the Issuer is located at 84 West Santa Clara Street, Suite 720, San Jose, California 95113.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by Larry H. Schatz (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 152 East 57th Street, 31st Floor, New York, New York, 10019.

(c) The present principal occupation or employment of the Reporting Person is as an attorney in private practice.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person made the following purchases between March 30, 2006 and April 7, 2006:

Purchase Date	Number of Shares	Price Per Share	Aggregate Purchase Price
03/30/2006	55,000	$0.2236	$12,573.00
04/04/2006	5,000	$0.20	$1,010.99
04/05/2006	5,000	$0.25	$1,260.99
04/05/2006	5,000	$0.24	$1,210.99
04/06/2006	5,000	$0.22	$1,110.99
04/07/2006	10,000	$0.17	$1,721.98
04/07/2006	8,000	$0.22	$1,775.83
TOTAL	93,000		$20,664.77

The purchases were made on the open market through a broker-dealer. The source of the funds used in making such purchases was the Reporting Person’s personal funds.

CUSIP No. 44485Q203	Page 4 of 5 Pages

ITEM 4.	PURPOSE OF TRANSACTION

The Issuer Common Stock owned by the Reporting Person was acquired for investment purposes. The Reporting Person may make additional investments in the Company through additional open market purchases.

Except as set forth in this statement, the Reporting Person does not presently have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person is the beneficial owner of an aggregate of 300,000 shares of Issuer Common Stock, which constitute approximately 7.225% of the Issuer Common Stock issued and outstanding as of the date hereof.

(b) See Rows 7 and 9 of the Cover Page.

(c) The information with respect to the acquisitions by Reporting Person, as set forth in Item 3, is hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 44485Q203	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2006

/s/ Larry H. Schatz
Larry H. Schatz